

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 7, 2013

<u>Via E-mail</u>
Mr. Aldo J. Pagliari
Chief Financial Officer
Snap-On Inc.
2801 80th Street
Kenosha, WI 53143

> **Re: Snap-On Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed February 14, 2013**
> **File No. 1-07724**

Dear Mr. Pagliari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 29, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Segment Results</u>

<u>Financial Services, page 31</u>

1.   In future filings, beginning with your next quarterly report, please expand your discussion of your financial services business to include net yield and average yield information for each major category of interest bearing assets for each reported period.

2.   In addition, please expand your disclosure to separately quantify and discuss the effects of changes in rates and the changes in loan volume on your financial services results.

3.   To the extent you engage in loan modifications, please discuss and disclose the nature and extent of such modifications and the effects loan modifications had on your financial services results.

Financial Statements

Note 1 – Summary of Significant Accounting Polices, page 68

4.   We note a significant component of your business and financial results are derived from activities directly attributable to providing financial services. Please tell us what consideration you have given toward providing an accounting policy footnote regarding when you believe loan modifications represent troubled debt restructurings and your accounting for troubled debt restructurings. In addition, please tell us what consideration you have given toward the disclosure requirements of ASC 310-40-50.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                                Sincerely,

                                                /s/ W. John Cash

                                                W. John Cash
                                                Branch Chief